Exhibit 99.1

AnPac Bio Reports 49.1% Decrease in Net Loss in First Quarter of Fiscal 2022

PHILADELPHIA, May 31, 2022 (GLOBE NEWSWIRE) — AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (NASDAQ: ANPC), a biotechnology company with operations in China and the United States, announced today its unaudited financial results for the first quarter ended March 31, 2022. The Company's financial statements and related financial information for the quarter ended March 31, 2022 are unaudited and have not been reviewed by the Company's independent registered accountant. These financial results could differ materially if they were reviewed by the Company’s independent registered accountant.

Financial highlights for the First Quarter 2022

●	Total revenue was approximately RMB2.0 million (US$309,000) for the first quarter of 2022, a decrease of 9.9% from approximately RMB2.2 million for the same period of 2021.

●	Gross profit margin was 55.4% for the first quarter of 2022, representing a decrease of 3.0% from 58.4% for the same period of 2021.

●	The average selling price (“ASP”) of CDA-based tests was RMB233 (US$36.8) for the first quarter of 2022, a decrease of RMB168.0, or 41.9% from RMB401.0 for the same period of 2021, primarily due to focusing on more conventional cancer detection tests at lower prices.

●	Net loss was approximately RMB14.9 million (US$2.4 million) for the first quarter of 2022, compared to a net loss of approximately RMB29.3 million for the same period of 2021, 49.1% decrease from the same period in 2021. The net loss for the first quarter of 2022 was mainly attributable to approximately RMB2.9 million (US$463,000) of selling and marketing expenses, approximately RMB2.4 million (US$380,000) of research and development expenses and approximately RMB10.3 million (US$1.6 million) of general and administrative expenses.

●	Non-GAAP net loss¹ was approximately RMB12.1 million (US$1.9 million) for the first quarter of 2022, reduced from a non-GAAP net loss of approximately RMB15.0 million for the same period of 2021. Non-GAAP net loss was reduced by 19.0% compared with the same period of 2021

●	Short-term debt was approximately RMB11.5 million (US$1.8 million) as of March 31, 2022, a decrease of 66.1% from approximately RMB33.8 million at the end of last fiscal year (December 31, 2021). The decrease in short-term debt was mainly due to the company issued an aggregate of 4,842,198 shares for the Registered Convertible Debentures in principal balance of approximately RMB17.8 million (US$2.8 million) by March 16, 2022.

  (1) Non-GAAP net loss is defined as net loss excluding change in fair value of convertible debts and stock-based compensation. For more information, refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Results” at the end of this press release.

Business Highlights for the First Quarter of 2022

●	The Company continued to receive validation on the efficacy of CDA testing through clinical study follow-ups. As of March 31, 2022, AnPac Bio had contacted 27,254 individuals tested using CDA packages in China and received substantive feedback regarding health conditions and disease development from 16,052 individuals.

●	As of March 31, 2022, the Company filed 260 patent applications globally, among which 155 patents had been granted, including 22 patents granted in the United States, 68 in greater China (including eight in Taiwan), and 65 in other countries and regions.

●	The Company continued to build a cancer risk assessment database, which totaled approximately 258,238 samples as of March 31, 2022, including approximately 214,085 samples from commercial CDA-based tests and approximately 44,153 samples from research studies.

●	On March 29, 2022, the Company signed an investment agreement with Shanghai Stonedrop Investment Management Center (Limited Partnership) (“Stonedrop”), a previous investor of the Group. Stonedrop agreed to invest RMB2 million (approximately $314,000) to the Group in exchange for 872,829 shares. The Group received RMB 1 million (approximately $157,000) and issued 872,829 shares to Stonedrop as the date of this filing.

●	The Company delivered an aggregate of 4,842,197 shares reserved for convertible debentures in principal balance of approximately RMB17.9 million (US$2.8 million) by March 16, 2022 at conversion prices ranging from US$0.34 to US$1.0 per share. The Company also issued 6,000,000 shares as reserve for potential convertible loans conversion in the first quarter of 2022.

Dr. Chris Yu, Co-CEO and Co-Chairman of AnPac Bio commented: “we are pleased with our overall performance in the first quarter of 2022. Our financial performance was improved in a number of important areas. We have significantly reduced our net loss by 49.1% and our short debt was reduced by 66.1% in Q1 2022, compared with the same period last year. In product development and commercialization area, following successfully passing Class III medical device tests at our National Medical Product Administration (NMPA) designated testing laboratory in December 2021, we have begun developing plans for our Class III medical device clinical trials and selecting suited hospitals for the trials. While we are still experiencing negative effects of COVID-19, we intend to work very hard to make progress in a number of critical areas, including fund raising, cost cutting, product commercialization, including Class III medical device certification, and market penetration.”

Key Items of Financial Results for the First Quarter of 2022

Revenues

Total revenues decreased by 9.9% to approximately RMB2.0 million (US$309,000) for the first quarter of 2022 from approximately RMB2.2 million for the first quarter of 2021, primarily due to a significant decrease in our revenue from cancer screening and detection tests.

Cost of Revenues

Cost of revenues decreased by 3.3% to approximately RMB878,000 (US$139,000) for the first quarter of 2022 from approximately RMB908,000 for the first quarter of 2021, primarily due to the decrease of approximately RMB 300,000 cost of revenue from cancer screening and detection tests, which was in line with the decrease in our revenue from sales of cancer screening and detection tests. Offset by the increased cost of revenues from technology services and retail products was approximately RMB270,000, no such cost incurred for the same period of 2021.

Gross Profit and Gross Margin

Gross margin was 55.4% for the first quarter of 2022, representing a slight decrease from 58.4% for the first quarter of 2021, primarily due to lower selling prices we charged for CDA-based tests.

Selling and Marketing Expenses

Selling and marketing expenses decreased by 24.1% to approximately RMB2.9 million (US$463,000) for the first quarter of 2022 from approximately RMB3.9 million for the same period of 2021, primarily due to less marketing activity.

Research and Development Expenses

Research and development expenses decreased by 28.3% to approximately RMB2.4 million (US$380,000) for the first quarter of 2022 from approximately RMB3.4 million for the first quarter of 2021, primarily due to less research and development activities for the first quarter of 2022 compared to the same period of 2021.

General and Administrative Expenses

General and administrative expenses decreased by 46.5% to approximately RMB10.3 million (US$1.6 million) for the first quarter of 2022 from approximately RMB19.2 million for the same period of 2021, primarily due to the decreased share-based compensation.

Change in fair value of convertible debt

The Company recognized the convertible debt at fair value. For the first quarter of 2022 and 2021, the Company recognized an aggregated unrealized loss of approximately RMB85,000 (US$13,000) and approximately RMB3.2 million, respectively, due to changes in fair value of convertible debt.

Net Loss

Net loss decreased to approximately RMB14.9 million (US$2.4 million) for the first quarter of 2022, compared to approximately RMB29.2 million for the first quarter of 2021. Basic and diluted loss per share was RMB0.85 (US$0.13) for the first quarter of 2022, compared to that of RMB2.43 for the first quarter of 2021.

The Company adopted ASU 2016-02, Leases (Topic 842) on January 1, 2022. The guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. The Company recognized right of use assets and lease liabilities of approximately $1.30 million and $1.32 million as of March 31, 2022.

Balance Sheet

As of March 31, 2022, the Company had cash and cash equivalents of approximately RMB462,000 (US$73,000), compared to approximately RMB9.3 million as of December 31, 2021.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 155 issued patents as of March 31, 2022. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to a report by Frost & Sullivan, AnPac Bio ranked first globally in multi-cancer screening and detection test sample volume (accumulative to January 2021). AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations
Phone: +1-267-810-6776 (US)
Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company’s future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including “believes,” “estimates,” “anticipates,” “expects,” “plans,” “projects,” “intends,” “potential,” “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” “may,” “could,” “might,” “will,” “should,” “approximately” or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31, 2021	March 31, 2022	March 31, 2022
	RMB	RMB	US$
ASSETS		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	9,251	462	73
Advances to suppliers	4,704	7,030	1,109
Accounts receivable, net	5,554	3,730	588
Amounts due from related parties, net	200	843	133
Inventories, net	490	424	67
Other current assets, net	3,350	4,489	708
Total current assets	23,549	16,978	2,678

Property and equipment, net	20,264	19,656	3,101
Land use rights, net	1,138	1,132	179
Intangible assets, net	8,857	8,434	1,330
Goodwill	12,758	12,758	2,013
Right of use assets	-	8,269	1,304
Long-term investments	923	742	117
TOTAL ASSETS.	67,489	67,969	10,722

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Short-term debts	33,759	11,452	1,807
Accounts payable	2,732	3,717	586
Advance from customers	4,174	4,168	657
Amounts due to related parties	2,471	1,907	301
Lease liability-current	-	975	154
Accrued expenses and other current liabilities	19,770	21,469	3,387
Total current liabilities	62,906	43,688	6,892

Deferred tax liabilities	2,158	2,068	326
Lease liability-non-current	-	7,379	1,164
Other long-term liabilities	1,107	1,100	174
TOTAL LIABILITIES.	66,171	54,235	8,556
Commitments and contingencies

Shareholders’ deficit:
Class A Ordinary shares (US$0.01 par value per share; 70,000,000 shares authorized, 16,604,402 and 23,769,917 shares issued and outstanding as of December 31, 2021 and March 31, 2022, respectively)	1,096	1,551	245
Class B Ordinary shares (US$0.01 par value per share; 30,000,000 authorized, 2,773,100 and 2,773,100 shares issued and outstanding as of December 31, 2021 and March 31, 2022)	185	185	29
Additional paid-in capital	465,334	491,819	77,583
Accumulated deficit	(475,646)	(490,285)	(77,341)
Accumulated other comprehensive income	4,532	4,908	774

Total AnPac Bio-Medical Science Co., Ltd. shareholders’ equity (deficit)	(4,499)	8,178	1,290
Non-controlling interests	5,817	5,556	876

Total shareholders’ equity	1,318	13,734	2,166

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,489	67,969	10,722

 ANPAC BIO-MEDICAL SCIENCE CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	Three Months Ended March 31,
	2021	2022	2022
	RMB	RMB	US$
Revenues:
Cancer screening and detection tests	2,182	1,137	178
Physical checkup packages	3	5	1
Technology service	-	620	98
Retail revenue	-	206	32
Total revenues	2,185	1,968	309

Cost of revenues	(908)	(878)	(139)

Gross Profit	1,277	1,090	170

Operating expenses:
Selling and marketing expenses	(3,863)	(2,932)	(463)
Research and development expenses	(3,356)	(2,407)	(380)
General and administrative expenses	(19,226)	(10,287)	(1,623)

Loss from operations	(25,168)	(14,536)	(2,296)

Non-operating income and expenses:
Interest expense, net	(624)	(93)	(15)
Foreign exchange gain (loss), net	(139)	2	-
Share of net loss in equity method investments	(77)	(181)	(29)
Other income (expense), net	(45)	(97)	(15)
Change in fair value of convertible debt	(3,215)	(85)	(13)

Loss before income taxes	(29,268)	(14,990)	(2,368)
Income tax benefit	22	90	14

Net loss	(29,246)	(14,900)	(2,354)

Net loss attributable to non-controlling interests	(217)	(261)	(41)

Net loss attributable to ordinary shareholders	(29,029)	(14,639)	(2,313)

Loss per share:
Class A and B Ordinary shares - basic and diluted	(2.43)	(0.85)	(0.13)

Weighted average shares outstanding used in calculating basic and diluted loss per share
Ordinary shares - basic and diluted	11,958,033	17,301,503	17,301,503

Other comprehensive income, net of tax:
Foreign currency translation differences	(1,604)	376	59

Total comprehensive loss	(30,850)	(14,524)	(2,295)
Total comprehensive loss attributable to non-controlling interests	(217)	(261)	(41)

Total comprehensive loss attributable to ordinary shareholders	(30,633)	(14,263)	(2,254)

Use of Non-GAAP Financial Measures

Non-GAAP net loss is calculated as net income adjusted for change in fair value of convertible debts and stock-based compensation expense. The non-GAAP financial measures are presented to enhance investors’ overall understanding of the Company’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with US GAAP.

Reconciliations of Non-GAAP Results

Reconciliations of Non-GAAP net loss

(All amounts in thousands, except share and per share data or otherwise stated)

	Three Months Ended March 31,
	March 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	US$
Net loss	(29,246)	(14,900)	(2,354)
Less:
Change in fair value of convertible debts	3,215	85	13
Stock based compensation expense	11,080	2,703	426
Non-GAAP net loss	(14,951)	(12,112)	(1,915)